June 25, 2019

Via EDGAR and E-mail

United States Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Attention: Paul Fischer, Staff Attorney

Re:                             Monitronics International, Inc.

Registration Statement on Form S-4

Filed May 28, 2019

File No. 333-231771

Ladies and Gentlemen:

This letter contains the response of Monitronics International, Inc. (“Monitronics”) to the comment (the “Comment”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 19, 2019 (the “Comment Letter”), regarding the Registration Statement on Form S-4 filed by Monitronics with the Commission on May 28, 2019 (the “S-4”).

For your convenience, the Staff’s Comment, as set forth in the Comment Letter, has been repeated in its entirety in bold type below, with Monitronics’ response set out immediately underneath the Comment.

Capitalized terms used, but not otherwise defined, in this response letter are intended to have the respective meanings ascribed to such terms in the S-4.

Form S-4 filed May 28, 2019

1.                                      We note that your transaction appears to fit within the definition of a going-private transaction under Rule 13e-3(a)(3) of the Exchange Act. Please provide us with the detailed legal analysis whereby you determined that the exception provided under Rule 13e-3(g)(2), upon which you appear to be relying, is available to you.

Response:                                        In response to the Staff’s comment, Monitronics respectfully advises the Staff that Rule 13e-3(a)(3) does not apply to the proposed transaction, as Monitronics is relying on the exception to Rule 13e-3(a)(3) provided for in Rule 13e-3(g)(2). For the reasons set forth below, Monitronics believes its reliance on the exception in Rule 13e-3(g)(2) is appropriate.

The proposed transaction satisfies the requirements set forth in Rule 13e-3(g)(2)

As the Staff is aware, the exception provided for in Rule 13e-3(g)(2) applies to any Rule 13e-3 transaction in which security holders “are offered or receive only an equity security,” provided that the following three conditions are met:

(i) the offered equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction (i.e., in the case of the proposed transaction, the outstanding shares of Ascent Capital common stock), including, but not limited to, voting, dividends, redemption and liquidation rights (a requirement that is deemed to be satisfied if the offered security is common stock);

(ii) the offered equity security is registered pursuant to Section 12 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or reports are required to be filed by the issuer thereof pursuant to Section 15(d) of the Exchange Act; and

(iii) if the subject security is either listed on a national securities exchange or quoted in an interdealer quotation system of a national securities association, the offered equity security is similarly either listed or quoted.

The second and third of these conditions are clearly met in the present case. Clause (ii) of Rule 13e-3(g)(2) is satisfied as Monitronics, the issuer of the Monitronics common stock, is subject to the reporting requirements of Section 15(d) of the Exchange Act and will continue to be subject to such reporting requirements following the completion of the merger and restructuring of Monitronics described in the S-4. Clause (iii) of Rule 13e-3(g)(2) is also satisfied since, following the merger and the restructuring of Monitronics described in the S-4, Monitronics common stock will be quoted in an interdealer quotation system of a registered national securities association, the OTCQX tier of OTC Markets(1). The approval of the quotation on any tier of the OTC Markets of the shares of Monitronics common stock to be received by holders of Ascent Capital common stock is a condition precedent to the consummation of the proposed transaction.

Clause (i) of Rule 13e-3(g)(2) requires that the equity securities to be offered to the unaffiliated stockholders of Ascent Capital (i.e., the Monitronics common stock) either be “common stock” or otherwise have substantially the same rights as the equity securities that are the subject of the Rule 13e-3 transaction (i.e., the Ascent Capital common stock). This condition is satisfied because all of the holders of Ascent Capital common stock, including unaffiliated holders, are being offered common stock in the form of shares of Monitronics common stock, in exchange for shares of Ascent Capital common stock. Indeed, Monitronics common stock will be the only equity security of Monitronics outstanding immediately following the closing of the merger and the restructuring of Monitronics described in the S-4, and the holders of such Monitronics common stock will be entitled to exercise all of the rights typically vested in the common stockholders of a Delaware corporation.  Thus, the requirement in clause (i) of Rule 13e-3(g)(2) is deemed to be satisfied.

Rule 13e-3(g)(2) excepts transactions from the requirements of Rule 13e-3 when an issuer’s security holders are “offered or receive only an equity security” that meets the three conditions discussed above. We expect that cash to be paid in lieu of fractional interests will represent a de minimis portion of the total consideration in the merger. The cash payment in lieu of fractional interests in connection with the merger is a customary mechanical procedure utilized in a variety of transactions to mitigate unnecessary administrative burdens on Monitronics’ registrar and transfer agent. As the Staff is aware, the SEC has previously eschewed a formalistic reading of Rule 13e-3(g)(2) and has focused on the import of Rule 13e-3 when determining whether the paragraph (g)(2) exception applies. We respectfully contend that the cash payment in lieu of fractional interests in the context of the merger does not involve the potential for abuse or overreaching associated with the “going private” transactions generally captured by Rule 13e-3.

(1) Ascent Capital Series A common stock is currently listed on the Nasdaq Global Select Market under the symbol “ASCMA” and Ascent Capital Series B common stock is currently quoted on the OTC Markets under the symbol “ASCMB.”  Monitronics notes that the Ascent Capital Series A common stock will likely be delisted prior to the completion of the merger.  The Nasdaq Appeals Panel has scheduled a hearing for August 1, 2019 to consider the delisting of the Series A common stock and will issue a final determination within thirty days after the hearing.  If the Nasdaq Appeals Panel determines to delist the Series A common stock from the Nasdaq, Ascent Capital has informed us that they intend to have the Series A common stock quoted on the OTC Markets should the delisting occur.

The proposed transaction will not cause any of the potential harms against which Rule 13e-3 is intended to protect

Although the availability of the exemption provided by paragraph (g)(2) of Rule 13e-3 is not dependent on the absence of any possible negative effects of a Rule 13e-3 transaction, we note that, in addition to meeting the technical requirements necessary for an exception to Rule 13e-3, the merger will not cause any of the potential harms against which Rule 13e-3 is intended to protect. In the proposing release for Rule 13e-3 (Release No. 34-14185, dated November 17, 1977), the Commission stated that “the practice of issuers…engaging in transactions which have the effect of eliminating or substantially reducing the equity interest of an issuer held by the public and resulting in the issuer or its successor becoming privately held is a matter of serious concern to the Commission.” In particular, the Commission noted that the going private transactions for which Rule 13e-3 was designed are transactions that have a coercive effect in that security holders confronted by a going private transaction are faced with the prospects of an illiquid market, termination of the protections under federal securities laws, and further efforts by the issuer or its affiliates to eliminate their equity interest. Further, as the Commission has subsequently explained, the “basis of the subparagraph (g)(2) exception is that where ‘security holders are offered only an equity security which is either common stock or has essentially the same attributes as the security which is the subject of the Rule 13e-3 transaction…all holders of [the affected] class of security are on an equal footing and are permitted to maintain an equivalent or enhanced equity interest.’” Question and Answer 9, Release No. 34-17719 (April 13, 1981) quoting Release No. 34-16075 (August 2, 1979).

The merger will not give rise to the adverse consequences noted above that are the object of Rule 13e-3.  To the contrary, the merger will allow the shareholders of Ascent Capital common stock to maintain an equity interest in Monitronics, currently the sole significant asset of Ascent Capital other than the cash held by Ascent Capital. If the merger is not completed for any reason, Ascent Capital and Monitronics (or Restructured Monitronics if the Plan effective date occurs) will remain separate companies. In addition, Monitronics’ intends to effectuate the restructuring described in the S-4 by filing voluntary Chapter 11 bankruptcy proceedings in the near term.  Pursuant to the terms of the Restructuring Support Agreement, dated May 20, 2019 (the “RSA”), between Monitronics and its domestic subsidiaries party thereto (the “Debtors”), Ascent Capital, certain noteholders and term lenders of the Debtors, and the other parties thereto, the restructuring of Monitronics described in the S-4 can be consummated whether or not the merger occurs, and in such case, (i) the holders of Ascent Capital common stock will receive no Monitronics common stock in connection with such restructuring, (ii)  Ascent Capital will be obligated to make a $3.5 million contribution to Monitronics, (iii) Monitronics common stock will be issued to certain creditors of Monitronics and to its management pursuant to an incentive compensation plan, (iv) Ascent Capital’s equity interests in Monitronics will be cancelled without consideration as a result of the restructuring, (v) Ascent Capital’s equity interests in Monitronics will be cancelled without Ascent Capital recovering any property or value on account of such equity interests, and the holders of Ascent Capital common stock would own stock in a company whose only asset is a minimal amount of cash and (vi) the shares of Ascent Capital Series A common stock would likely be delisted from the Nasdaq.   Furthermore, if the merger is not consummated, Ascent Capital will essentially be left with two options: (1) pursue a standalone merger and acquisition strategy, which would have to be undertaken with very limited cash resources, access to capital markets or operational infrastructure (due to its historical reliance on the Monitronics employee base) or (2) engage in a statutory dissolution process under Delaware law.  In either case, the holders of Ascent Capital common stock would be left holding an illiquid security and Ascent Capital would continue to incur costs and expenses.

Following the consummation of the merger and the restructuring of Monitronics described in the S-4, the shares of Monitronics common stock into which the shares of Ascent Capital common stock will be converted in the merger will be traded on the OTCQX tier of OTC Markets.  In addition, the holders of shares of Ascent Capital common stock will continue to own common stock of a company that will be subject to the reporting requirements of Section 15(d) of the Exchange Act as is now the case with Ascent Capital.  The rationale set forth by the Commission for adopting Rule 13e-3 indicates that the rule was intended to protect unaffiliated public unitholders against coercive actions of an issuer and/or its affiliates that would strip unaffiliated unitholders of their securities or otherwise leave unaffiliated unitholders with illiquid securities that no longer benefit from the same level of protection under the federal securities laws.  In the proposed merger, the holders of the Ascent Capital common stock will continue to have all of the protections under the federal securities laws and hold equity securities quoted in an interdealer quotation system of a registered national securities association, the OTCQX tier of OTC Markets.  Conversely, if the merger is not consummated for any reason, including due to the failure of the merger to be consummated within the time period prescribed by the RSA, the holders of Ascent Capital common stock will be left with illiquid shares in a company whose only asset is a minimal amount of cash, with such cash subject to decrease based on the ongoing costs and expenses required by Ascent Capital to pursue the limited options described above.

Based on the foregoing, Monitronics is of the view that the proposed transaction is within the intended scope of Rule 13e-3(g)(2) and therefore is exempt from the application of Rule 13e-3.

Please direct any questions that you have with respect to the foregoing to the undersigned, at 972-243-7443, or to Adorys Velazquez, Baker Botts L.L.P., at 212-408-2523.

Very truly yours,

Monitronics International, Inc.

By:	/s/ Fred A. Graffam III
Fred A. Graffam III
Senior Vice President and Chief Financial Officer

Enclosures

cc:                                Adorys Velazquez